EXHIBIT 99.2

Gammon Lake Resources Inc.
Consolidated Financial Statements

July 31, 2005 and 2004

Gammon Lake Resources Inc.
Contents

Page

Auditor's Report	1

Consolidated Statements of Operations and Deficit	2

Consolidated Balance Sheets	3

Consolidated Statement of Cash Flows	4

Notes to the Consolidated Financial Statements	5-25

Gammon Lake Resources Inc.
Consolidated Statements of Operations and Deficit

Years Ended July 31	2005	2004

Interest income	$ 1,199,016	$ 405,056
Management fees	224,560	230,000

	1,423,576	635,056

Expenses
Capital tax	140,000	-
Amortization	537,540	146,468
General and administrative	2,593,683	2,173,945
Management fees	278,440	454,808
Professional fees	7,105,542	4,519,252
Wages and benefits	9,651,178	605,584

	20,306,383	7,900,057

Loss before other items	(18,882,807)	(7,265,001)

Foreign exchange gain	312,172	2,022,149
Write-off of mineral property	-	(1,063,448)
Loss on equity investment	(1,226,000)	(652,000)

	(913,828)	306,701

Net loss before income taxes	$ (19,796,635)	$ (6,958,300)

Future income tax recovery (Note 10)	(421,040)	-

Net loss	$ (19,375,595)	$ (6,958,300)

Loss per share (Note 12)	$ (0.29)	$ (0.13)

Deficit, beginning of period	$ (13,594,765)	$ (6,636,465)

Net loss	$ (19,375,595)	$ (6,958,300)

Deficit, end of period	$ (32,970,360)	$ (13,594,765)

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Consolidated Balance Sheets

July 31 2005	July 31 2004

Assets
Current
Cash and cash equivalents	$ 35,400,349	$ 13,020,940
Receivables
Commodity taxes	5,332,406	2,619,566
Other	129,772	62,975
Prepaids and deposits	947,344	116,317
Due from related companies	229,700	384,701

	42,039,571	16,204,499

Deposit on capital equipment (Note 3)	9,138,768	176,265
Long term investment (Note 4)	10,422,000	11,648,000
Capital assets (Note 5)	32,750,554	4,462,243
Mineral properties and related deferred
costs (Notes 6 and 7)	115,997,985	80,041,737

	$ 210,348,878	$ 112,532,744

Liabilities
Current
Payables and accruals	$ 3,609,306	$ 4,038,805

Long term debt (Note 8)	8,581,300	9,304,400
Future employee benefits (Note 9)	213,738	-
Future income taxes (Note 10)	8,121,000	10,170,900

	20,525,344	23,514,105

Shareholders' Equity
Capital stock (Note 11)	204,065,585	98,642,382
Contributed surplus (Note 11)	18,728,309	3,971,022
Deficit	(32,970,360)	(13,594,765)

	189,823,534	89,018,639

	$ 210,348,878	$ 112,532,744

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 7)
Subsequent events (Note 14)

On behalf of the Board

"Fred George"	Director	"Brad Langille"	Director

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Consolidated Statements of Cash Flows

Years Ended July 31	2005	2004

Increase in cash and cash equivalents

Operating
Net loss	$ (19,375,595)	$ (6,958,300)
Amortization	537,540	146,468
Unrealized foreign exchange gain	(876,706)	(2,022,149)
Stock option expense	13,974,680	3,466,060
Mineral property write-off	-	1,063,448
Future income tax recovery	(421,040)	-
Loss on long term
equity investment	1,226,000	652,000

	(4,935,121)	(3,652,473)
Change in non-cash operating
working capital (Note 17)	(4,040,163)	925,467

	(8,975,284)	(2,727,006)

Investing
Acquisition of investment	-	(11,800,000)
Acquisition of capital assets	(28,825,851)	(4,066,596)
Advances from (to) related companies	155,001	(384,701)
Increase in deposits on capital
equipment	(8,962,503)	(176,265)
Expenditures on mineral
properties and related
deferred costs	(37,217,764)	(24,296,684)

	(74,851,117)	(40,724,246)

Financing
Net proceeds from issuance of
capital stock	103,931,580	55,207,578
Proceeds from exercise of options	2,274,230	-

	106,205,810	55,207,578

Net increase in cash and cash equivalents	22,379,409	11,756,326

Cash and cash equivalents
Beginning of year	13,020,940	1,264,614

End of year	$ 35,400,349	$ 13,020,940

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

1.	Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the “Company”) is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

2.	Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Gammon Lake Resources Inc.‘s financial position as at July 31, 2005 as well as its operations and cash flows for the years ended July 31, 2005 and July 31, 2004. The accounting principles conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 15.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gammon Lake Resources (NS) Incorporated, Gammon Lake de Mexico S.A. de C.V., Gammon Lake Resources (USA) Inc. and Gammon Lake Resources (Barbados) Inc. Gammon Lake Resources (USA) Inc. was incorporated on February 11, 2005 with a treasury issue of 100 shares for $100.

Asset retirement obligations

Effective August 1, 2004, Gammon Lake adopted the new Canadian Institute of Chartered Accountants (CICA) standards for Asset Retirement Obligations (CICA 3110). This section requires the Company to fully recognize the fair value of estimated asset retirement obligations on the balance sheet when a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for the amount. These asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements. The Company has not incurred any asset retirement obligations.

Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

2.	Summary of significant accounting policies (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

Mineral properties and related deferred costs

Acquisitions, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production method based on estimated recoverable reserves. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period in which the determination is made. The amounts at which mineral properties and the related deferred costs are recorded, do not necessarily reflect present or future values.

Long term investment

The Company accounts for its investment in a company over which it has significant influence using the equity method of accounting whereby the investment is initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee company and reduced by dividends received.

Capital assets and amortization

Capital assets are recorded at cost. Amortization is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment	3-4 years
Exploration equipment	5-10 years
Furniture and fixtures	5-10 years
Processing plant	8-9 years
Development equipment	8-9 years
Vehicles	4 years
Buildings	20 years

Impairment of long lived assets

In August, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets”, which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The Company has determined there is an impact on its results of operations and financial position.

Revenue recognition

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

Revenue is recognized when: i) persuasive evidence of an arrangement exists; ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; iii) the selling price is fixed and determinable, and iv) collectibility is reasonably assured.

2.	Summary of significant accounting policies (continued)

Stock based compensation

Effective August 1, 2003, the Company prospectively adopted the fair value method of accounting for employee stock-based compensation. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to employees and non-employees be measured and recorded in the financial statements at fair value. The Company’s stock option plan is described in Note 11.

Foreign currency transactions

Foreign monetary assets and liabilities and foreign integrated operations are denominated in foreign currencies, and are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur.

Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Loss per common share

Loss per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted loss per common share, when applicable, considers the potential exercise of outstanding options and warrants using the treasury-based method.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

2.	Summary of significant accounting policies (continued)

Recent accounting pronouncements

Flow-through shares

In March 2004, the CICA Emerging Issues Committee (“EIC”) issued EIC Abstract 146, “Flow-through shares”, identifying two issues as a result of varying practices related to the date of recognition of the future tax liability and the recognition of previously unrecorded future income tax assets caused by the renouncement of expenditures related to flow-through shares. The future income tax liability must be recognized, and the shareholder’s equity reduced, on the date that the Company renounces the tax credits associated with expenditures, provided there is reasonable assurance that the expenditures will be made. The previously unrecorded future income tax assets must be recognized as a reduction of income tax expense included in the determination of net income or loss in the period incurred, except when the “more likely than not” test cannot be satisfied. The Company has not issued any flow-through shares.

Other changes in accounting policies

In February 2003, the CICA issued AcG-14 “Guarantor’s Accounting and Disclosure Requirements for Guarantees”. AcG-14 requires guarantors to disclose certain information for guarantees outstanding at the end of the reporting period. At adoption, AcG-14 did not have any impact on the Company’s consolidated financial statements.

In January 2003, the CICA issued AuG-15 “Consolidation of Variable Interest Entities” which harmonizes Canadian GAAP with FASB Interpretation No. 46R and provides guidance for applying the principles of Section 1590, “Subsidiaries”, to certain special purpose entities. This pronouncement did not have any impact on the Company’s consolidated financial statements.

3.	Deposits on capital equipment

The Company has deposits on capital equipment of $9,138,768 (2004 — $176,265) relating to the Open-Pit and Underground operations. Remaining amounts due on these contracts are included in commitments and contingencies (Note 7).

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

4.	Long term investment

The Company’s long-term investment, carried at equity, consists of 10,900,000 shares, representing approximately a 25% interest in the issued and outstanding common shares of Mexgold Resources Inc. (“Mexgold”). Mexgold is a public junior natural resource issuer, listed on the TSX Venture Exchange (TSXV: MGR), which holds a 100% interest in a Mexican gold and silver mineral exploration property, known as the “Guadalupe Gold-Silver Project” and a 100% interest in Compania Minera Del Cubo, a gold and silver producing mine in Guanajuto State, Mexico.

Pursuant to an agreement with Mexgold, these shares must be held until August 20, 2009, and there will be no sale, transfer, assignment, pledge, encumbrance, grant of a security interest in or other form of conveyance of these shares, directly, indirectly or beneficially, prior to that time unless Mexgold so consents in writing thereto.

	July 31 2005	July 31 2004

Investment in Mexgold Resources Inc.	$ 12,300,000	$ 12,300,000
Cumulative equity share of losses in
Mexgold Resources Inc.	(1,878,000)	(652,000)

	$ 10,422,000	$ 11,648,000

The market value of investment as at July 31, 2005 was $29,430,000 (July 31, 2004 — $27,468,000). The Company also holds 2.95 million warrants to purchase Mexgold common shares at an exercise price of $2.50 each, expiring February 26, 2006.

5.	Capital assets

	July 31, 2005			July 31, 2004

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 214,142	$ 52,572	$ 161,570	$ 94,953	$ 20,445	$ 74,508
Exploration equipment	6,235,657	537,606	5,698,051	3,624,182	167,677	3,456,505
Development equipment	14,425,673	-	14,425,673	-	-	-
Processing plant	7,966,096	-	7,966,096	-	-	-
Vehicles	680,492	84,269	596,223	184,781	23,557	161,224
Buildings	3,574,509	66,261	3,508,248	629,645	11,727	617,918
Furniture and fixtures	422,372	27,679	394,693	159,530	7,442	152,088

	$33,518,941	$ 768,387	$32,750,554	$4,693,091	$ 230,848	$4,462,243

Amortization of tangible capital assets does not commence until they are available and in use.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

6.	Mineral properties and related deferred costs

For the year ended July 31, 2005

Balance, July 31, 2004	$ 80,041,737
Expenditures during the period	35,956,248

Balance, July 31, 2005	$115,997,985

Included in expenditures for the year ended July 31, 2005 are future income tax adjustments of ($1,475,253) (July 31, 2004 – $1,974,832) related to the adjustment of the temporary difference between accounting and tax values of the mineral property.

Schedule of deferred mineral property expenditures	2005	2004

Mineral property, beginning balance	$ 80,041,737	$ 54,833,669

Mineral rights	207,097	6,782,663
Geological services and studies	6,469,323	1,055,622
Drilling	4,449,719	4,776,715
Assays	988,219	844,391
Equipment and consumables	10,383,298	5,241,573
Field Office	283,356	291,070
Camp materials and equipment	682,231	341,110
Health and Safety	293,052	52,820
Vehicles	1,034,247	747,310
Consulting fees	800,287	650,149
Contract Mining fees	5,772,270	2,749,807
Travel	2,375,148	763,454
Watering infrastructure	669,358	-
Electrical infrastructure	126,116	-
Heap leach	2,419,254	-
Roads	478,526	-
Future Income tax adjustment	(1,475,253)	1,974,832

Total additions	35,956,248	26,271,516

Write-off of mineral property expenditures	-	(1,063,448)

Mineral property, end of period	$ 115,997,985	$ 80,041,737

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

7.	Commitments and contingencies

Option and joint venture agreements

a)	Minera Fuerte Mayo, S.A. de C.V. (“Fuerte Mayo”)/Compania Minera Brenda, S.A de C.V. (“Brenda”)

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 was due to Fuerte Mayo upon the sale of the property. During the year ended July 31, 2005, in consideration for a consulting payment of Cdn $250,000 due for services rendered, Fuerte Mayo forgave the US $211,526 due upon the sale of the property.

On February 21, 2003, the Company acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Compania Minera Brenda S.A. de C.V. (“Minera Brenda”). The Company agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of US $2,000,000. An additional US $250,000 is due if, as a result of the exploration of the claims, a minimum mining reserve of two million ounces of equivalent gold are obtained. In the event that the Company were to sell the property, the full US $2,000,000 becomes due and payable at that time.

b)	Minerales de Soyopa, S.A. de C.V. (“Soyopa”)

On November 24, 2001, the Company and Soyopa entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired 100% of the right, title and ownership to 17 mining claims in the Ocampo district of Mexico. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 paid on May 23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 in long term debt as disclosed in Note 8.

c)	Compania Minera Global, S.A. de C.V. (“Global”)

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

7.	Commitments and contingencies (continued)

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global U.S. $1,000,000.

A summary of the future commitments based on the above noted option and joint venture agreements at July 31, 2005 are set out in the following table:

Agreement	Consideration	Terms
Compania Minera Global, S.A. de C.V	US$ 1,000,000	Upon sale of the related property
Compania Minera, Brenda, S.A. de C.V	US$ 2,000,000	8% of net profits attributable to related mining claims or upon sale of the related property
Compania Minera, Brenda, S.A. de C.V	US$ 250,000	Upon a minimum proven reserve amount

d)	Capital equipment

During the year, the Company placed deposits on several pieces of equipment for the Open-Pit and Underground operations (see Note 3). The Company’s future commitments on the equipment is $20,815,083, and is payable upon shipment and or delivery of the items as outlined in the purchase contracts.

8.	Long term debt

	July 31 2005	July 31 2004

Soyopa loan, non-interest bearing, translated to
Canadian dollars at the balance sheet date	$ 8,581,300	$9,304,400

The long term debt payable to Soyopa is non-interest bearing with terms of repayment as follows:

i.)	US $3,500,000 on or before November 23, 2006;

ii.)	US $3,500,000 on or before November 23, 2007;

iii.)	In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.)	In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

The long term debt is secured by a first charge over certain mineral properties.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

9.	Future Employee Benefits

The Company has commenced accruing future employee benefits for contract workers in Mexico paid through an employment services company. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

A summary of the principal financial data relative to seniority premiums and pension plans is shown below:

	Pension Benefit Plans	Seniority Premium	Total

Projected benefit obligation:
Balance, beginning of period	$ 209,270	$ 4,462	$ 213,732
Service cost	38,900	4,933	43,833
Actuarial (gain)	(5,037)	(97)	(5,134)

Balance, end of year	$ 243,133	$ 9,298	$ 252,431

Current benefit obligation:
Service cost	$ 38,900	$ 4,943	$ 43,843
Additional minimum liability	166,345	3,550	169,895

Balance at end of period	$ 205,245	$ 8,493	$ 213,738

Employee future benefits expense:
Service cost	$ 23,927	$ 4,624	$ 28,551
Interest cost	9,417	201	9,618
Amortization of prior service costs	5,556	118	5,674

Net expense for the year	$ 38,900	$ 4,943	$ 43,843

Significant assumptions used:
Discount rate	4.50%	4.50%	4.50%
Rate of compensation increase	1.50%	1.50%	1.50%

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

10.	Income taxes

The following table reconciles the expected income tax recovery (payable) at the statutory income tax rate to the amounts recognized in the consolidated statements of operations for the years ended July 31, 2005 and 2004.

	July 31 2005	July 31 2004

Net Loss	$ 19,797,000	$ 6,958,000
Income Tax Rate	38%	38%

Expected income tax recovery	7,523,000	2,644,000
Effect of statutory rate change	(112,000)	-
Tax effect of foreign exchange gains (losses)
that are not taxable for income tax purposes	(167,000)	726,000
Tax effect of equity pick-up on investments	(466,000)	(248,000)
Write-off of mineral properties	-	(404,000)
Non-deductible stock option expense	(5,310,000)	(1,317,000)
Valuation allowance	(1,047,000)	(1,401,000)

Provision for income taxes	$ 421,000	$ -

The following reflects future income tax liabilities at July 31, 2005 and July 31, 2004.

	July 31 2005	July 31 2004

Accounting value of mineral properties and related
deferred costs in excess of tax value	$ 26,508,000	$ 18,831,400
Deductible share issue costs	(3,374,900)	(1,670,800)

Non-capital losses carried forward	(22,558,600)	(12,563,600)

	574,500	4,597,000
Valuation allowance	7,546,500	5,573,900

Future income tax liabilities recognized	$ 8,121,000	$ 10,170,900

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

10.	Income taxes (continued)

The Company has tax loss carryforwards expiring in the following years:

	Canada	United States	Mexico	Total

2006	367,364	-	-	367,364
2007	885,266	-	-	885,266
2008	1,240,695	-	-	1,240,695
2009	512,906	-	-	512,906
2010	2,694,155	-	1,560,625	4,254,780
2011	2,556,165	-	-	2,556,165
2012	-	-	2,353,916	2,353,916
2013	-	-	13,203,889	13,203,889
2014	-	-	22,017,348	22,017,348
2015	2,355,660	-	16,222,085	18,577,745
2025	-	397,598	-	397,598

	10,612,211	397,598	55,357,863	66,367,672

11.	Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Issued and outstanding:

	Number of Common Shares	Ascribed Value

Balance, July 31, 2004	56,676,715	$ 98,642,382

Issued during the year ended July 31, 2005
For cash pursuant to private placement	15,715,000	110,005,000
For cash pursuant to exercise of share purchase options	994,800	2,274,230
Less share issue costs	-	(6,856,027)

Balance, July 31, 2005	73,386,515	$ 204,065,585

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

11.	Capital stock (continued)

Escrow shares
As at July 31, 2005, 15,000 common shares issued to promoters of the Company and other investors are held in escrow and will be released subject to certain regulatory approvals.

Stock options
The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 17,527,000. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

During the year ended July 31, 2005, 2,512,000 options were granted to consultants, directors and employees, of which 2,016,000 options are subject to shareholder approval. During the year ended July 31, 2005, 521,000 options granted to consultants were expensed based on the fair value of the options on the date granted. As a result, $29,600 was recorded as professional fees, and $1,478,080 as wages and benefits with a corresponding credit to contributed surplus. The remaining 2,016,000 options will vest upon shareholder approval, at which time $3,356,200 will be recorded as professional fees and $2,675,530 as wages and benefits with a corresponding credit to contributed surplus. The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Options earned during the 1st quarter:		Options earned during the 2nd quarter:

Dividend yield	0%	Dividend Yield	0%
Expected volatility	60.88%	Expected volatility	62.11%
Risk free interest rate	2.99%	Risk free interest rate	3.94%
Expected life	1 year	Expected life	5 years

Options earned during the 3rd quarter

Dividend Yield	0%
Expected Volatility	52.34%
Risk Free Interest Rate	3.50%
Expected Life	5 years

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

11.	Capital stock (continued)

During the year ended July 31, 2004, 4,050,000 options that were issued to directors, employees, and consultants were approved at the Company’s annual meeting held on October 27, 2004. These options vested upon approval, and the fair value amount of $5,294,627 was recorded as professional fees and $7,172,373 as wages and benefits with a corresponding credit of $12,467,000 to contributed surplus during the year ended July 31, 2005.

The fair value of the option grant that was approved at the annual meeting held on October 27, 2004 was calculated using the Black-Scholes option pricing model with the following average assumptions:

Dividend yield	0%
Expected volatility	63.00%
Risk free interest rate	3.59%
Expected life	5 years

An aggregate of 19,542,300 options have been granted pursuant to the Company’s stock option plan of which 7,925,800 have been exercised and 227,000 have expired. Set forth below is a summary of the outstanding options to purchase common shares as at July 31, 2005.

	Options Outstanding				Options Exercisable

Option Price	Number Outstanding	Weighted average remaining contractual life (yrs)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$ 0.00 - $ 0.50	30,000	1.16	$ 0.50	30,000	$ 0.50

$ 0.51 - $ 1.00	467,500	1.59	$ 0.96	467,500	$ 0.96

$ 1.01 - $ 1.50	1,555,000	1.75	$ 1.22	1,555,000	$ 1.22

$ 2.51 - $ 3.00	2,750,000	2.93	$ 3.36	2,750,000	$ 3.36

$ 5.01 - $ 5.50	4,000,000	3.51	$ 5.45	4,000,000	$ 5.45

$ 6.01 - $ 6.50	2,422,000	4.52	$ 6.12	496,000	$ 6.12

$ 7.01 - $ 7.50	25,000	1.04	$ 7.00	25,000	$ 7.00

$ 7.51 - $ 8.00	50,000	3.78	$ 7.94	50,000	$ 7.94

$9.51 - $10.00	90,000	4.53	$10.00	-	-

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

11.	Capital stock (continued)

Fixed Options

	July 31, 2005		July 31, 2004

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding, beginning of period	9,892,300	$ 3.44	7,951,000	$ 1.79
Granted	2,512,000 (2)	$ 6.27	4,197,000 (1)	$ 5.48
Expired	(20,000)	$ (5.45)	(127,000)	$ (4.70)
Exercised	(994,800)	$ (2.29)	(2,128,700)	$ (1.13)

Outstanding, end of period	11,389,500	$ 4.16	9,892,300	$ 3.44

Options exercisable, end of period	9,373,500	$ 3.71	5,797,300	$ 2.00

(1)	Included 4,050,000 options which were approved at the annual and special meeting held on October 27, 2004.
(2)	Includes 2,016,000 options subject to shareholder approval.

Compensation Warrants

During the year ended July 31, 2005, 314,300 compensation warrants were granted to agents as part of the private placement and were expensed based on the fair value of the warrants on the date granted. As a result, $782,607 was recorded as share issue costs with a corresponding credit to contributed surplus. The fair value of the warrants granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	62.00%
Risk free interest rate	2.88%
Expected life	2 years

A summary of the 762,376 outstanding compensation warrants and options to purchase common shares as at July 31, 2005 is as follows:

Number of Common Shares Under Compensation Warrant/option	Expiration Date	Exercise Price

277,344	August 15, 2006	$ 3.48
170,732	November 21, 2006	$ 6.15
314,300	December 16, 2006	$ 7.00

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

12.	Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the year ended July 31, 2005 of 66,002,431 (2004 – 52,298,985)

Diluted earnings (loss) per share is based on the assumption that options under the stock options plan and warrants have been exercised on the later of the beginning of the year and the date granted. The treasury stock method is used to determine the dilutive effect of stock options and warrants. The treasury stock method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market rate. The diluted weighted average number of shares for the year ended July 31, 2005 and 2004 were not presented, as all factors are anti-dilutive.

13.	Related party transactions

The Company paid the following amounts to directors and companies controlled by or related to directors:

	2005	2004

Management fees	$ 278,440	$ 412,500
Professional fees	-	29,538
Mineral property exploration
expenditures	4,392,431	2,186,478

	$ 4,670,871	$ 2,628,516

The Company received the following amounts from related companies:

Professional fees	$ 51,600	$ -
Travel	118,110	-
General & Administrative	54,850	-

	$ 224,560	$ -

All related party transactions which occur in the normal course of operations are recorded at the exchange amount. During the period, Gammon charged a management fee to Mexgold Resources Inc. to recover expenditures related to professional fees, travel, and general and administrative expenses. The amounts due from Mexgold Resources Inc. are non-interest bearing with no fixed term of repayment.

14.	Subsequent events

a)     On September 1, 2005, a Director of the Company exercised 150,000 options at $0.80 for total proceeds of $120,000.

b)     In accordance with National Instrument 51-102, the Company has determined to change its year end from July 31st to December 31st. The Company will report its interim statements for the two months ended September 30, 2005, and the five months ended December 31, 2005.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

15.	Differences between Canadian and U.S. generally accepted accounting principles

The following represents additional information to the consolidated financial statements of the Company that were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Set out below are the material adjustments to net loss for the years ending July 31, 2005 and 2004 and to shareholders’ equity at July 31, 2005 and 2004 in order to conform to accounting principles generally accepted in the United States of America (U.S. GAAP).

Statement of loss:

	Year Ended July 31 2005	Year Ended July 31 2004

Net loss for the year based on
Canadian GAAP	$(19,375,595)	$(6,958,300)
Deferred exploration costs prior to the
establishment of proven and probable
mineral reserves (a)	(11,274,760)	(26,266,246)
Write off of mineral properties and related deferred costs
capitalized in prior periods under Canadian GAAP (b)	-	1,063,448
Future income taxes relating to deferred
exploration costs (a)	(1,475,253)	1,974,800
Amortization of mineral rights (a)	-	(6,376,293)
Future income tax relating to the
amortization of mineral rights (a)	-	1,697,611
Foreign exchange gain on future income
taxes liability previously expensed	(1,000)	(142,000)
Interest expense on long term debt
adjusted to fair value (f)	(526,154)	(575,125)
Foreign exchange gain on adjusted
long term debt (f)	(243,463)	(190,434)

Net loss for the year based on U.S. GAAP	$(32,896,225)	$(35,772,539)

Loss per share, basic and diluted	$ (0.50)	$ (0.68)

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

15.	Differences between Canadian and U.S. generally accepted accounting principles (continued)

Shareholders' equity:

	July 31 2005	July 31 2004

Shareholders' equity based on
Canadian GAAP	$ 189,823,534	$ 89,018,639
Deferred exploration costs prior to the
establishment of proven and probable
mineral reserves (a)	(49,991,581)	(43,046,290)
Future income taxes relating to deferred
exploration costs (a)	3,932,570	5,407,570
Amortization of mineral rights (a)	(12,749,889)	(12,749,889)
Future income taxes relating to the
amortization of mineral rights (a)	3,259,142	3,259,142
Foreign exchange gain on future income
taxes liability previously expensed
with exploration costs (a)	(745,000)	(744,000)
Adjustment for exploration costs on
abandoned properties (b)	1,258,296	1,258,296
Interest expense on long term debt
adjusted to fair value (f)	(2,194,304)	(1,668,150)
Foreign exchange gain on fair value
adjusted long term debt (f)	(851,459)	(607,996)

Shareholders' equity based on U.S. GAAP	$ 131,741,309	$ 40,127,322

Balance sheet differences:

The following material balance sheet differences exist between Canadian and U.S. GAAP.

1)     Mineral properties and related deferred costs

	July 31 2005	July 31 2004

Canadian GAAP	$ 115,997,986	$ 80,041,737
Deferred exploration costs
prior to the establishment of proven and
probable mineral reserves (a)	(49,991,581)	(43,046,290)
Amortization of mineral rights (a)	(12,749,889)	(12,749,889)
Adjustment for exploration costs on abandoned
properties (b)	1,258,296	1,258,296
Adjustment for mineral property purchase
at fair value (f)	(3,713,090)	(3,713,090)

U.S. GAAP	$ 50,801,722	$ 21,790,764

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

15.	Differences between Canadian and U.S. generally accepted accounting principles (continued)

2)     Long term debt

	July 31 2005	July 31 2004

Canadian GAAP	$ 8,581,300	9,304,400
Adjustment of long term debt to fair value (f)	(3,713,090)	(3,713,090)
Interest payable on long term debt
adjusted to fair value (f)	2,194,304	1,668,150
Foreign exchange gain on fair value
adjusted long term debt (f)	851,459	607,996

U.S. GAAP	$ 7,913,973	$ 7,867,456

3)     Future income taxes

	July 31 2005	July 31 2004

Canadian GAAP	$ 8,121,000	$ 10,170,900
Future income taxes relating to deferred
exploration costs (a)	(3,932,570)	(5,407,570)
Future income taxes relating to the amortization
of mineral rights (a)	(3,259,142)	(3,259,142)
Foreign exchange gain on future income tax
liabilities previously expensed (a)	745,000	744,000

U.S. GAAP	$ 1,674,288	$ 2,248,188

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

15.	Differences between Canadian and U.S. generally accepted accounting principles (continued)

a)     Mineral properties and related deferred costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 – “Accounting by Mining Enterprises for Exploration Costs” which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment”, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee’s consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

Under Canadian GAAP, the Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

Under United States GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and accordingly are expensed prior to the Company determining that proven or provable mineral reserves exist, after which time all such costs are capitalized. Proven and probable mineral reserves were determined on January 31, 2005. Exploration costs subsequent to this date have been capitalized. This is consistent with their treatment under Canadian GAAP.

Prior to May 1, 2004, the Company considered mineral rights to be intangible assets with finite lives pursuant to FAS 142 and amortized over the estimated useful lives of 6 years. EITF-04-2 concluded that mineral rights are tangible property and the aggregate carrying amount of the mineral rights should be reported as a separate component of property, plant and equipment.

b)     Adjustment for exploration costs on abandoned properties

The Company accounts for mineral properties and related deferred expenditures as described in item (a). During the years ended July 31, 2004, 2001 and 2000, $1,063,448, $150,784 and $44,064 respectively was written-off as the development was not considered economically feasible and therefore abandoned. Under U.S. GAAP these costs would have been expensed in a prior period. The write-off of the mineral rights under U.S. GAAP would be included in expenses and the sub-total “loss before write-off” would not be permitted.

c)     Stock-based compensation

Effective August 1, 2003, the Company accounted for its stock based compensation under US GAAP in accordance with FAS No. 123 (fair value method) for both employees and non-employees.

Under Canadian GAAP, stock options granted to employees and non-employees prior to August 1, 2002 were accounted for as capital transactions when the options were exercised. For the year ended July 31,

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

15.	Differences between Canadian and U.S. generally accepted accounting principles (continued)

2003, under Canadian GAAP, stock options granted to employees and directors continued to be accounted for as capital transactions and stock options granted to non-employees were accounted for using the fair value method. Subsequent to August 1, 2003, under Canadian GAAP, stock options granted to employees and non-employees were accounted for using the fair value method.

Prior to August 1, 1999, the Company had issued stock options to non-employees with a total fair value of $180,613 which was expensed for U.S. GAAP purposes.

d)     Statements of cash flows

As a result of the treatment of mining interests under item (a) above, cash expended for exploration costs would be classified as operating rather than investing, resulting in the following totals.

	Year Ended July 31 2005	Year Ended July 31 2004

Cash used in operations	$(20,250,044)	$(27,194,685)

Cash used in investing	$(63,576,357)	$(16,256,566)

e)     Comprehensive income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”), is applicable for US GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

f)     Fair value of long term debt

In consideration for the Soyopa claims acquired in November, 2001 (Note 6(b)), the Company entered into a non-interest bearing loan agreement as disclosed in Note 7. Under Canadian GAAP, this loan has been presented at its face value of US $7,000,000. Under US GAAP, interest must be imputed on this loan in accordance with APB 21. The reduction in the principal amount of the loan as a result of imputing a market rate of interest also reduces the carrying values of the company’s mineral properties accordingly.

During the periods subsequent to November, 2001, the interest imputed on the loan is recorded as a period expense.

16.	Financial instruments

The Company’s financial instruments consisted of cash and cash equivalents, receivables, payables and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican Pesos and the Company’s long term debt is denominated in United States dollars. Balances are translated at the period end based on the Company’s accounting policy as set out in Note 2 to the consolidated financial statements. The long term debt creates a risk to the Company’s earnings

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
 (Audited)
July 31, 2005

16.	Financial instruments (continued)

that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The company does not enter into derivative financial instruments to mitigate the foreign exchange risks related to the foregoing items.

The Company estimates that the fair value of its cash and cash equivalents, receivables, and payables approximate the carrying value of the assets and liabilities. The Company has calculated the fair value of its long term debt as disclosed in Note 15.

17.	Supplemental cash flow information

	2005	2004
Change in non-cash working capital:
Receivables	$(2,779,637)	$(1,929,323)
Prepaids	(831,027)	(99,393)
Payables and accruals	(429,499)	2,954,183

	$(4,040,163)	$ 925,467

Supplemental information
Interest paid	$ Nil	$ Nil
Income taxes paid	$ Nil	$ Nil

Cash and equivalents
Cash	$ 13,752,796	$ 1,138,591
Temporary money market instruments	21,647,553	11,882,349

	$35,400,349	13,020,940

Temporary money market instruments consist of commercial paper with terms of less than 30 days, having rates between 2.46%-2.48%.

18.	Comparative figures

Certain of the comparative figures for 2004 have been reclassified to conform with the financial statement presentation adopted for 2005.